UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

☒	ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

OR

☐	SPECIAL FINANCIAL REPORT FOR THE FISCAL YEAR ENDED December 31, 2020

Nico Echo Park, Benefit Corp.

(Exact name of registrant as specified in its charter)

Maryland	83-4586310
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1115 W. Sunset Blvd, Suite 702, Los Angeles, CA	90012
(Address of principal executive offices)	(Zip Code)

(855) 300-6426

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Class L Common Stock

Class NL Common Stock

Nico Echo Park, Benefit Corp.

ANNUAL REPORT ON FORM 1-K

For the Year Ended December 31, 2020

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Factors that could have a material adverse effect on our forward-looking statements, results of operations, financial condition, cash flows, liquidity and prospects include, but are not limited to, the factors in this Annual Report and Offering Statement under the caption “RISK FACTORS.”

•	our ability to effectively deploy the proceeds raised in the Offering;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	our ability to attract and retain local resident and non-local stockholders to the Nico Platform, an online investment platform owned and operated by our Sponsor;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	our failure to qualify as or maintain our status as a REIT;

•	failure of acquisitions to yield anticipated results;

•	risks associated with breaches of our data security;

•	exposure to litigation or other claims;

•	risks associated with derivatives or hedging activity, if any;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancing as a result of reduced asset values;

•	our ability to retain key personnel of our Sponsor and its affiliates and hire competent employees and appropriately staff our operations;

•	our expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs, the RSO, and SEC guidance related to Regulation A or the JOBS Act);

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common stock in excess of the proceeds from the sales of our common stock in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Advisers Act, the Investment Company Act and other laws; and

•	changes to generally accepted accounting principles (“GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

The Company

Nico Echo Park, Benefit Corp. (the “Nico REIT”) is a Maryland benefit corporation formed on April 19, 2019 primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties (“Target Properties”) in the neighborhoods of Echo Park, Silver Lake and proximate communities in Los Angeles, California (the “Neighborhood”). Nico REIT intends to elect to be treated as a real estate investment trust (“REIT”) for federal tax purposes in connection with filing its federal income tax return for the year ended December 31, 2020.

All references to “we,” “us,” “our” and “Company” refer to Nico REIT and its consolidated subsidiaries unless we specifically state otherwise, or the context indicates otherwise.

On March 27, 2020, the initial offering statement (the “Offering Statement”) was qualified by the Securities and Exchange Commission (“SEC”). Pursuant to the Offering Statement, Nico REIT is seeking to raise up to $50 million in shares of common stock (the “Offering”), and intends to use substantially all of the proceeds to invest in the Target Properties in the Neighborhood, including certain properties owned by Neighborhood Property Partners I, LLC (the “Seed Asset Owner”) or (the “Predecessor”), a Delaware limited liability company that is affiliated with The Neighborhood Investment Company (Nico), Inc. (our “Sponsor”).

On May 6, 2020 (“Closing Date”), the Company completed the acquisition (“Merger”) of the Seed Asset Owner, an entity that owned the three pre-identified Target Properties located in Los Angeles, California (collectively, the “Seed Assets”). Immediately prior to its acquisition by the Company, the Seed Asset Owner converted to a limited partnership, changed its name to Nico Echo Park Operating Partnership, LP (the “Operating Partnership”) and the Class A members of the Seed Asset Owner together with Class B member who holds a redeemable interest (“Redeemable Member’s Equity”), became the limited partners of the Operating Partnership and the Company became the sole general partner. All the Class A units and Class B units were converted to units of limited partnership interests in the Operating Partnership (“OP Units”). The former Class B member has retained its contractual redemption option as an OP unitholder. As of December 31, 2020, noncontrolling interest held, in aggregate, a 96.76% limited partnership interest in the Operating Partnership. We refer to these interests as the noncontrolling interest in the Operating Partnership.

The Operating Partnership holds substantially all of the Company’s assets either directly or through its subsidiaries. Additionally, any net proceeds from the Offering will be contributed to the Operating Partnership in exchange for OP Units.

The Company does not have any employees. The Company is externally managed by Nico Asset Management, LLC (“Manager”), a Delaware limited liability company and a wholly owned subsidiary of the Sponsor. The Seed Assets are managed by Nico Property Management, LLC (the “Property Manager”), an affiliate of the Manager and a wholly owned subsidiary of the Sponsor.

Investment Strategy

The Company expects to use substantially all of the net proceeds from the Offering to invest in Target Properties located within the Neighborhood. Each of our Seed Assets are located in the Neighborhood, which was specifically chosen for its suitability for implementing our “Neighborhood Model” under which residents of the Neighborhood (whether or not residents of properties owned by us) (“Local Residents”) can make incremental investments above their monthly housing expense (or rent paid to us, if the Local Resident lives in a property owned by the Company) and own an equity interest in us alongside other non-local investors. The Neighborhood Model allows Local Residents to “build equity while renting” and benefit as long-term stakeholders in the ownership of our Company. In addition, as a “benefit corporation”, we are committed to creating a material positive impact on society; considering how decisions affect our community and the environment; and publicly reporting our social and environmental performance using established third-party standards.

In addition to the Seed Assets, we will acquire additional Target Properties by entering into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offerings and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture agreements.

We may also invest in public and private real estate debt and real estate-related securities that have exposure to the Target Properties and otherwise fit our investment criteria including, but not limited to, CMBS mortgages, loans, mezzanine, and other forms of debt, and may also include preferred equity. To a limited extent, we may also invest in commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets. Our objective is to provide investors, including our Local Resident stockholders, an attractively priced investment that generates a steady level of current income and appreciation while preserving and protecting our investors’ capital investments, and strengthening alignment in the Neighborhood through operation of our properties under the Neighborhood Model.

Summary of Risk Factors and COVID-19

The Company faces various risks and uncertainties that could affect our business as well as the real estate industry. These risks are outlined under the heading “Risk Factors” contained in our Offering Statement, which may be accessed on the SEC’s EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system https://www.sec.gov/Archives/edgar/data/1781961/000114420419045482/filename2.htm and may be updated from time to time by our future filings under Regulation A. There were no material changes to the risk factors previously disclosed in the Offering Circular, except at noted below.

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The COVID-19 pandemic has caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. The Company expect that our results of operations, liquidity, cash flows, prospects and our ability to achieve forward-looking targets and expectations could be materially and adversely affected for at least the duration of COVID-19 and likely longer. This could also cause significant volatility as it relates to our net asset value (“NAV”), which is the basis in determining our price per share following the end of the Introductory Period, which will end on September 30, 2021.

The extent to which the COVID-19 pandemic impacts our results of operations will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on demand for real estate properties such as ours. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s operating results may be materially adversely affected.

A set of protections for renters of units covered by the City of Los Angeles’s Rent Stabilization Ordinance (“RSO”) program are currently in place, which apply to our current portfolio. These protections may limit or delay our ability to collect rent that is owed to the Company. Additionally, these protections currently include guidance that rent cannot be raised on occupied units covered by the City of Los Angeles’s RSO program for 12 months after the expiration of the emergency order (currently “Safer L.A.”). This will reduce our ability to grow rental income for at least the next year, and potentially longer, depending on when the emergency order is lifted.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our Portfolio

As of December 31, 2020, our properties consist of:

Property	Metropolitan Area	Property Type	Year(s) Built/ Last Major Renovation(1)	Approximate Net Rentable Area (SF)(2)	Number of Units	In-Place Occupancy(3)	Average In-Place Monthly Rent(4)
1412 Echo Park Ave	Los Angeles, CA	Multi-family	1923 /2016	15,794	32 residential	100.00%	$1,570.19
1650 Echo Park Ave	Los Angeles, CA	Mixed-use	1932 /1986	20,700	28 residential	93.10%	$1,732.76
1461 W. Sunset Boulevard	Los Angeles, CA	Mixed-use	1925 /1986	12,480	20 residential / 4 retail	100.00%	$1,757.00

(1)	We define “major renovation” as significant upgrades, alterations or additions to building common areas, interiors, exteriors and/or systems.
(2)	Gross building square footage information furnished by the Los Angeles County Office of the Assessor.
(3)	This represents the total occupied square feet divided by the total square footage as of December 31, 2020.
(4)	This represents average in-place monthly rent per unit as of December 31, 2020.

Market Outlook and Recent Trends

Neighborhood Overview

As in many other neighborhoods within Los Angeles, home prices in Echo Park and Silver Lake have roughly doubled since 2009. Rent levels in Silver Lake are about 20% higher than Echo Park. Both areas have very high levels of renter occupied households, with 75% renting in Echo Park and 64% in Silver Lake.

The city of Los Angeles has been under a COVID-19 related emergency order since March 19, 2020. The current emergency order “Safer L.A.” significantly restricts the operations of many businesses and other organizations, and restricts certain public activities, as part of the City of Los Angeles’s public heath response to the COVID-19 pandemic. The economic impact of the COVID-19 pandemic itself, and the restrictions imposed through Safer LA (and other laws, guidelines, health and safety best practices) have had a significant impact on the local economies of Echo Park, Silver Lake, and other proximate neighborhoods. We believe the full social and economic impact of this period of disruption will likely take years to be fully understood.

Currently, in response to the COVID-19 pandemic, the City of Los Angeles has passed emergencies orders containing a robust set of additional tenant protections in place (above those usually provided under the City of Los Angeles’ RSO program, to which the Seed Assets are subject to). A full description of these protections can be found through the Los Angeles Housing and Community Investment Department (“HCID”) on its website https://dcba.lacounty.gov/noevictions/. A partial summary of the key protections currently in place, as listed on HCID’s website, are as follows:

1.	No owner can evict a residential tenant for nonpayment of rent if the tenant is unable to pay rent due to circumstance related to the COVID-19, such as:

a.	Loss of income due to workplace closure or reduced hours due to COVID-19
b.	Loss of income or increased childcare expenditures due to school closures
c.	Health care expenditures stemming from COVID-19 infection of the tenant or a member of the tenant’s household who is ill with COVID-19
d.	Reasonable expenditures stemming from government ordered emergency measures.

“Tenants are still obligated to pay lawfully charged rent.” However, during the emergency period, tenants may not be evicted for failure to pay rent due to the financial impacts related to COVID-19. Tenants will have up to 12 months following the expiration of the local emergency to repay any back rent due. On March 30, 2020, the City Council extended the repayment period from 6 to 12 months.

2.	No property owner shall exercise a No-fault Eviction during the Local Emergency Period. No-Fault evictions mean those not based on an alleged fault of the tenant.
3.	No property owner may withdraw an occupied residential unit from the rental housing market under the Ellis Act.
4.	A property owner must provide a copy of the Protections Notice by May 27, 2020 to all residential tenants in the City of Los Angeles. For 12 months after the expiration of the Local Emergency Period, a copy of the Protections Notice must be provided, when the property owner intends to issue an eviction notice.
5.	Landlords may not evict tenants due to the presence of unauthorized occupants, pets or nuisance related to COVID-19.
6.	Landlords may not charge interest or late fees on unpaid rent due to COVID-19.
7.	Landlords that violate Ordinance #186606, can be sued by the tenant in a civil proceeding, only after the tenant provides a written notice to the landlord of the violation and allows the landlord 15 days to comply.

Additionally, rents on housing units covered by the City of Los Angeles’s RSO program cannot be increased for 12 months following the end of the emergency order.

On March 31, 2021 the City of Los Angeles’s launched the Emergency Renters Assistance Program (ERAP). Under this program, the City if Los Angeles will pay 80% of a selected applicant’s past due rent for the period from April 1, 2020 to March 31, 2021, via a payment directly to us, in exchange for our agreement to waive the remaining 20% of the resident’s past due rent from that period.

The program is subject to income eligibility requirements and eligible applicants will be chosen through a random selection process. We are facilitating the process for our affected residents to apply for assistance under the ERAP program and have initiated the application process for each of our residents that has past due rent from the covered period. We expect that some number of these residents will be selected by the City of Los Angeles, and we have established procedures to guide those applications through to funding.

While we are encouraged by the ERAP, our understanding is that in part due to the requirements of the programs for property owners, many property owners have chosen to be uncooperative with residents in completing the application and required paperwork. We believe the dynamic between renters in the neighborhoods where we operate who have deferred rent payments under the protections afforded to them, and the likely efforts of property owners to collect that rent in the future will likely be one of the big themes in these neighborhoods over the coming eighteen (12) months.

Rent Assistance Program

On April 9, 2020, we implemented the first phase of our Rent Assistance Program (the “RAP”), which allowed residents and commercial tenants who were experiencing hardship related to the COVID-19 pandemic the ability to utilize up to 100% of their security deposit towards unpaid rent, with no obligation to replenish the deposit at a later date. The RAP was later expanded (before the May 1, 2020 rent period) to include the ability for residents and commercial tenants who were experiencing hardship related to the COVID-19 pandemic to request cash assistance in the form of a grant for rent from our Sponsor once their full security deposit had been applied towards unpaid rent.

The RAP has been a significant stabilizer of our overall collections since April 2020, and we are pleased with the financial and social impact of this program. During the year ended December 31, 2020, we collected 94.5%, of which 10% represents collectable rent paid through the RAP. We believe that our efforts to reduce the amount of unpaid rent owing to the Company through our RAP will help to mitigate the scope and impact of this dynamic with respect to the residents of our Seed Assets and we are actively exploring ways to enhance housing stability and security for at risk renters in these neighborhoods at large, in line with our social and environmental objectives.

Offering Results

The Offering continues to be conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the Offering is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2020 and subsequent to December 31, 2020 and through the date of this filing, the Company has raised $393,300 and $90,839, respectively, of total gross proceeds from settled subscriptions in our Offering.

Distributions

The Company does not expect to declare any distributions until a substantial portion of the proceeds from the Offering are invested and returns, if any, have been received. In addition, as we expect primarily to grow our current portfolio by investing in the acquisition of stabilized properties or properties that may have significant capital improvements. Thus, our ability to make distributions may be negatively impacted, especially during our early periods of operation. As of December 31, 2020, we have not declared any distributions.

Once we begin to make distributions, we expect that we will declare and pay dividends on a quarterly basis, or more or less frequently as advised by our Manager, in arrears, based on record dates to be established by our board of directors (“Board”) which are currently expected to be once for the applicable quarter for which dividends are declared. Any dividends we make will be following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow and the REIT distribution requirements. We expect that we will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. Neither we nor our Manager has pre-established a percentage range of return for dividends to stockholders. We have not established a minimum dividend level, and our charter does not require that we pay dividends to our stockholders.

Quarterly Stockholder Redemption Plan

The Company has adopted a stockholder redemption plan whereby redemption of shares of our common stock may be made quarterly upon written request to us at least thirty (30) days prior to the end of the applicable quarter, subject to certain limitations.

We intend to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to endeavor to remit the redemption price (the “Redemption Price”) within fifteen (15) days of the end of such quarter; although payment of the redemption price may be delayed until thirty (30) days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our partner real estate operators or borrower(s) failing to provide adequate information regarding the assets within a time period that allows us to perform our net asset value (“NAV”) calculation, which in turn would prevent us from determining share redemption prices; (2) macro-economic crises or property-level events, such as damage to one or more of the Seed Assets (or future properties we may acquire), that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider choosing to discontinue service or has technical outages that prevent us from processing stock redemptions in a timely manner. Stockholders may withdraw their redemption request at any time up to three (3) business days prior to the redemption date. If we agree to honor a redemption request, the shares of our common stock to be redeemed will cease to accrue dividends or have voting rights as of the redemption date. The purchase price for shares of common stock redeemed under the stockholder redemption plan will be as follows:

Holding Period from Date of Purchase	Class L Redemption Price	Class NL Redemption Price(1)
Less than 6 months	No redemption allowed	No redemption allowed
6 months until 2 years	100% of NAV	No redemption allowed
2 years until 5 years	100% of NAV	95.0% of NAV
5 years or more	100% of NAV	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV	100% of NAV

(1)	For purposes of the stockholder redemption plan, the per share Redemption Price for Class L and Class NL shares will be calculated as a percentage of the NAV per share in effect on the quarter-end redemption request date. The Redemption Price per share for shares redeemed pursuant to the stockholder redemption plan will be further reduced by the aggregate amount of net proceeds per share, if any, distributed to our stockholders following the date that the NAV per share in effect at the time of the redemption request was established but prior to the actual date of redemption as a result of the sale of one or more of our assets that constitutes a return of capital distribution as a result of such sales. In addition, the Redemption Price will be reduced by the aggregate sum of dividends, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Results of Operations

The Merger of the Company (as the Successor) and the Seed Asset Owner (as the Predecessor) closed on May 6, 2020. The Predecessor’s acquisition of 1461 W. Sunset Blvd closed on March 28, 2019 (“First Acquisition”) and the Predecessor acquired the remaining two Seed Assets (“Second Acquisition”) on July 1, 2019. Accordingly, the results of operations for the period presented below differ significantly when compared to the historical prior period information primarily as a result of the timing of these acquisitions. For ease of comparison, we have combined the results of the operations of the Successor and Predecessor in the financial highlights below, which is a non-GAAP financial measure. As such, any reference to “2020” relates to the combined results of operations for the 2020 Successor Period and 2020 Predecessor Period while “2019” relates to the combined results of the operations for the 2019 Successor Period and 2019 Predecessor Period.

Certain financial highlights of our results of operations for the years ended December 31, 2020 and 2019, respectively.

	2020	2019	Net Change
Revenues	$1,814,302	$1,008,594	$805,708
Operating expenses	2,861,653	1,418,535	1,443,118
Operating loss	(1,047,351)	(409,941)	(637,410)
Interest expense	(588,805)	(337,608)	(251,197)
Net loss	$(1,636,156)	$(747,549)	$(888,607)

Revenues increased by $805,708 for the year ended December 31, 2020 over December 31, 2019 primarily as a result of the Second Acquisition, which increased rental revenue by $703,562. Occupancy at December 31, 2020 and 2019 was 97.6% and 91.7%, respectively.

Operating expenses increased by $1,443,118 for the year ended December 31, 2020 over December 31, 2019 primarily as a result of the Second Acquisition, which resulted to additional operating costs of $371,595 and transaction costs of $521,000 relating to the Merger. Additionally, the Company incurred marketing, general and administrative costs of $374,876 and additional property and asset management fees of $117,520 for the year ended December 31, 2020.

Interest expense increased by $251,197, for the year ended December 31, 2020 over December 31, 2019 primarily as a result of the Second Acquisition which increased interest expense by $204,189 for the year ended December 31, 2020.

Liquidity and Capital Resources

As of December 31, 2020, the Company derives its revenues and cash flows from the proceeds of the Offering and result of operations of the Seed Assets. Cash flows from operations is primarily dependent upon the occupancy level of our Seed Assets, net effective rental rates on our leases, collectability of rent and expense recoveries from our tenants and the level of operating and other costs.

On April 2, 2021, the Company obtained a new 5-year new mortgage loan for $4,860,000 bearing interest at 3.25% per annum to refinance the existing $3,980,000 mortgage for 1461 Sunset. The Company received an additional cash of $450,861 at closing, which will be utilized to fund working capital, and the remaining proceeds were used to pay-off the $3,980,000 existing loan, pay related closing costs, a prepayment penalty and to fund a debt service reserve of $255,259.

We plan to acquire additional investments and/or execute joint ventures with third parties, which we expect will help generate attractive returns and cash flows. Also, we intend to employ leverage in order to provide additional funds to support our investment activities.

Non-GAAP Financial Measures

The Company uses and presents funds from operations, or FFO, and an adjusted measure of FFO, or Core FFO, as supplemental measures of our performance. The summary below describes our use of FFO and Core FFO, provides information regarding why we believe these measures are meaningful supplemental measures of our performance and reconciles these measures from net income (loss), presented in accordance with GAAP.

Funds from Operations

Funds from operations, or FFO, is a supplemental measure of the operating performance of a REIT and of our Company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles and real estate-related depreciation and amortization,

Our management also uses Core FFO as a measure of our operating performance. Core FFO excludes certain non-cash or non-routine items that we do not believe are reflective of our ongoing operating performance. Core FFO excludes from FFO amortization of debt issuance costs, transaction costs, and other nonrecurring expenses. We believe excluding these items provides investors with a useful supplemental metric that directly addresses our ongoing operating performance.

Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We utilize FFO and Core FFO as measures of our operating performance, and believe these measures are also useful to investors because they facilitate an understanding of our operating performance after adjusting for certain non-cash expenses and other items not indicative of ongoing operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and Core FFO calculation for the years ended December 31, 2020 and 2019, respectively, is as follows:

	2020	2019
Net loss – Successor	$(1,439,118)	$(196,813)
Net loss – Predecessor	(197,038)	(550,736)
Net loss – Successor and Predecessor Combined	(1,636,156)	(747,549)
Add:
Depreciation and amortization	760,747	689,169
Less:
Non-real estate depreciation and amortization	(19,688)	(9,972)
FFO	(895,097)	(68,352)
Transaction costs	521,000	-
Core FFO	$(374,097)	$(68,352)

Retail Tenant Lease Expirations

1461 W. Sunset Boulevard has four retail tenants with non-cancelable operating leases expiring through 2028. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse us for certain operating costs and real estate taxes. The following table set forth a summary of lease expirations for retail leases in place as of December 31, 2020:

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Feet of Expiring Leases	Annual Rent
2021	-	-	$130,701
2022	3	1,590	79,499
2023	-	-	41,715
2024	-	-	42,966
2025	-	-	44,255
Thereafter	1	560	124,020
	4	2,150	$463,156

Mortgage Financing

As of December 31, 2020, the Company’s outstanding mortgage debt is as follows:

Property	Interest Rate	Principal Balance	Principal Balance at Maturity	Loan to Real Estate Value (1)	Amortization Period (Years)	Pre-payment Provisions
1412 Echo Park Ave	3.98%	$4,436,961	$3,656,370	49.6%	30	Greater of 1% or Yield Maintenance Amount
1650 Echo Park Ave	3.98%	$4,856,543	$4,002,136	52.9%	30	Greater of 1% or Yield Maintenance Amount
1461 W. Sunset Boulevard(2)	4.50%	$3,980,000	$3,533,072	51.0%	30	Greater of 1% or Yield Maintenance Amount

(1)	“Real Estate Value” for purposes of the computation is the purchase price of each Seed Asset.

(2)	On April 2, 2021, the Company refinanced this mortgage. See Note 11, “Subsequent Events,” in our audited consolidated financial statements for the additional disclosure.

Property Encumbrances

There are no known environmental matters, property encumbrances or on-going legal procedures that would impair the value of our properties.

Critical Accounting Policies

Our consolidated financial statements included in this annual report include our accounts and the Operating Partnership (over which we exercise financial and operating control). All intercompany balances and transactions have been eliminated in consolidation.

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of our financial statements requires us to make estimates and judgments about the effects of matters or future events that are inherently uncertain. These estimates and judgments may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including contingencies and litigation. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable in the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. To assist in understanding our results of operations and financial position, we have identified our critical accounting policies and discussed them below. These accounting policies are most important to the portrayal of our results and financial position, either because of the significance of the financial statement items to which they relate or because they require management’s most difficult, subjective or complex judgments.

Investments in Real Estate

The Company and Predecessor have determined that the acquisition of the Seed Assets and subsequent acquisition of rental properties constitute asset acquisitions. Transaction costs associated with the acquisition of a property, including broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are capitalized in an asset acquisition. Upon an asset acquisition, the purchase price of a property, together with capitalized transaction costs, are allocated to land and improvements, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management's estimate of the property's “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data, and other related information.

The allocation of the purchase price to intangible lease assets represents that value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from acquired leases being above or below management's estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market renewal option periods, if applicable, for below-market leases.

If any debt is assumed in an acquisition, the difference between the fair value and the face value (outstanding principal) of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed.

The results of operations for acquired properties are included in the consolidated statement of operations from their respective acquisition dates. Intangible lease assets are amortized to depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable renewal option periods. The Predecessor expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.

Land, building, building and land improvements, tenant improvements and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Land improvements	10 years
Buildings	30 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Development costs and construction in progress consist of the construction and soft costs attributable to property improvements. Such costs are capitalized during the development and construction phases and are included in the construction in progress account on the consolidated balance sheet. Depreciation commences when such improvements are placed in service.

Management evaluates the recoverability of its investments in real estate assets at the lowest identifiable level, the individual property level. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not deemed recoverable on an undiscounted basis and then also exceeds its fair value.

Revenue Recognition

A majority of revenue is derived from residential and retail leases, which are accounted for as operating leases under Topic 842 and for which the Company elected to account for both the lease and non-lease components as a single lease component because the timing and pattern of revenue recognition are generally the same.

The Company recognizes rental income from residential tenants on a straight-line basis over the term of the lease, which is not materially different from if it were recorded when due from residents and recognized monthly when earned in accordance with tenant lease agreements. Residential units are rented generally under lease agreements with terms of one year or less, renewable on an annual or monthly basis. Residential unit leases may include income related to such items as resident utility billing system (“RUBS”) income, parking, storage and pet fees that the Company and the Predecessor treats as a single lease component.

For retail units, the Company recognizes rental revenue on a straight-line basis over the lease term when collectability is reasonably assured, and the tenant has taken possession or controls the physical use of the leased asset. Retail leases may include income related to common area maintenance charges such as reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses from retail units that the Company also treats as a single lease component.

Any excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in straight line and tenant receivables on the consolidated balance sheets. Any amounts paid in advance by the tenants are recorded as deferred revenue on the consolidated balance sheets and are recognized as rental income in accordance with the Company’s revenue recognition policy.

The Company’s revenue subject to Topic 606 consists of other ancillary fees such as laundry income and miscellaneous income not related to leasing. Such revenue arises from a single performance obligation to transfer promised goods or services that is satisfied at a point in time when control is transferred to the customer. Accordingly, revenue is recognized when control is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the good or service.

Related Party Arrangements

See Note 7, “Related Party Transactions,” in our consolidated financial statements for discussion on related party transactions.

Off-Balance Sheet Arrangements

As of December 31, 2020 and 2019, the Company had no off-balance sheet arrangements.

Item 3.	Directors and Officers

We operate under the direction of our Board, the members of which are accountable to us and our stockholders as fiduciaries. Our Board has retained our Manager to direct the management of our business and affairs, manage our day-to-day affairs, and implement our investment strategy, subject to the Board’s supervision. Directors may be nominated by the Board or by stockholders who satisfy certain advance notice provisions set forth in our bylaws.

Our Board is classified into three classes. The Class I directors have been elected for an initial term ending at the annual meeting of the stockholders the year after election and until his or her successor is elected and qualified. Subsequent Class I directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. The Class II directors have been elected for an initial term ending at the annual meeting of the stockholders the second year after election and until his or her successor is elected and qualified. Subsequent Class II directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. The Class III directors have been elected for an initial term ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. Subsequent Class III directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. With respect to the election of directors, each candidate nominated for election to the Board must receive a plurality of the votes cast, in person or by proxy, in order to be elected.

Our Board has five (5) board members: Max Levine, John Chaffetz, Megan Marini, Bruce Strohm and Helen Leung. Max Levine and Bruce Strohm are each a Class I director, John Chaffetz and Helen Leung are each a Class II director and Megan Marini is a Class III director. Our bylaws require that we have at least two Independent Directors. Our initial Independent Directors are Bruce Strohm and Helen Leung.

Committees of our Board of Directors

Our Board may delegate many of its powers to one or more committees. As of the date of this Annual Report, no Board committees have been established.

Executive Officers and Directors

As of the date of this Annual Report, our executive officers and directors and their positions and offices are as follows:

Name	Age	Position Held
Max Levine	38	Director, Chief Executive Officer and Treasurer
John Chaffetz	37	Director, President and Secretary
Mark Chertok	64	Interim Chief Financial Officer and Interim Chief Accounting Officer
Megan Marini	33	Director
Bruce Strohm	66	Independent Director
Helen Leung	36	Independent Director

Set forth below is biographical information for our directors and executive officers.

•	Max Levine is a Director and a co-founder of our Sponsor and is a real estate industry veteran with fourteen years of experience in real estate investment, development, and entrepreneurship. Previously Mr. Levine was the Chief Financial Officer of Storage Deluxe, a leading self-storage and specialty-storage developer in New York City where he managed approximately $400 million in development projects and transactions as CFO, which included the launch of Uovo Fine Art Storage. During his eight-year tenure with Storage Deluxe, Mr. Levine participated in approximately $2 billion in acquisitions, development, financing, and dispositions across roughly 50 projects totaling more than 3 million square feet of real estate. Mr. Levine graduated from Hobart College with a BA with a dual major in Economics and Urban Studies.

•	John Chaffetz is a Director and a co-founder of our Sponsor and brings extensive experience as an entrepreneur and real estate investment professional. In addition to our Sponsor, Mr. Chaffetz co-founded and serves as co-managing partner of Timberlane Partners, a private real estate investment firm focusing on developing or repositioning multi-family and mixed-use assets in Seattle, Los Angeles, and Utah. As principal of Timberlane, Mr. Chaffetz has directly overseen approximately $540 million in real estate transactions and continues to manage a portfolio valued at roughly $350 million. Prior to Timberlane, Mr. Chaffetz started his career at Morgan Stanley, working on proprietary investments for the Commodities division. He evaluated and executed acquisitions on behalf of the company across a range of energy sectors, including E&P, shipping, carbon credit trading, oil midstream and services, and refining. Mr. Chaffetz graduated from Harvard College with an A.B in History.

•	Mark Chertok is the interim chief financial officer and interim chief accounting officer of our Sponsor and has over 35 years of experience in the real estate and real estate finance industry. Mr. Chertok is also a senior managing director at FTI Consulting, Inc. in the Real Estate Solutions practice, where he has directed the Financial Outsourcing group since 2008. Formerly, Mr. Chertok was the chief financial officer of Acre Realty Investors, Inc., a public real estate company from January 2015 through its liquidation in April 2018. From January 2007 through August 2008, Mr. Chertok was an independent financial consultant. Previously, Mr. Chertok was the executive vice president and chief financial officer at The El-Ad Group Ltd, a fully integrated real estate company that acquires, redevelops, converts, develops and owns primarily residential properties for sale or rent in urban, high-density markets in the United States and Canada. Prior to El-Ad, Mr. Chertok was chief financial officer of NorthStar Realty Finance Corp. (NYSE: NRF), a mortgage real estate investment trust and NorthStar Capital Investment Corp. At Northstar, Mr. Chertok was instrumental in taking NRF public in 2004. Prior to Northstar, Mr. Chertok was chief financial officer and a principal of Emmes and Company LLC, an opportunistic real estate investment company specializing in acquiring under-performing real estate and ‘hard money’ lending. Mr. Chertok has extensive experience working-out complex defaulted real estate loans. Previously, Mr. Chertok was with two public accounting firms, as a partner at Margolin, Winer & Evens LLP and as a principal at Laventhol & Horwath and was involved in all aspects of client service including accounting, tax and management advisory services, with a specialization in providing services to the real estate industry.

•	Megan Marini is a Director and currently serves as a Principal and Director of Strategy and Outreach for 3x3 Design, a multidisciplinary design firm focused on the civic realm. Megan oversees 3×3 Design’s creative planning work, focusing on practical applications of systems thinking to develop design strategies for urban needs. 3x3 Design has been a key contributor to Nico’s product definition and development of the Nico’s impact assessment framework. Prior to co-founding 3×3 Design in 2013, Megan specialized in design research for development programs internationally at organizations such as Reboot, the Earth Institute’s Center for Sustainable Urban Development, and ARCHIVE for clients ranging from the World Bank, UNEPS, UNOPS, and Internews. With an interest in community and capacity building in challenging contexts, Megan has lectured at IIT Institute for Design, Columbia University, Barnard College, Johns Hopkins University Program in Latin American Studies. Her work and writing has been featured in GOOD, Public Interest Design, and DWELL magazine. Megan holds an MS in Urban Planning from Columbia University (2012) where she received the Planning Challenge award for her thesis on technological innovation in post-disaster Haiti and has a BS in Architecture from the University of Illinois at Urbana-Champaign (2009).

•	Bruce Strohm is an Independent Director and served as the Executive Vice-President, General Counsel and Corporate Secretary of Equity Residential (“EQR”), a NYSE and S&P 500 public company from 1995 until January 2018. EQR is one of the largest apartment companies in the United States, owning over 300 properties, with 80,000 units, with a market capitalization in excess of $30 billion. From mid-2018 to December 2019, Mr. Strohm was Chief Legal Officer of Equity International, a private equity company focusing on investing in real estate outside the United States. During his tenure at EQR and Equity International, Mr. Strohm provided legal oversight of transactions, litigation and insurance, and worked closely with the CEO and CFO on capital markets activities and shareholder relations. His extensive public company experience with one of the largest real estate companies in the United States makes him uniquely qualified to serve as a director of Nico Echo Park. Mr. Strohm holds a JD from Northwestern University Law School and a BS degree in accounting from the University of Illinois.

•	Helen Leung is an Independent Director and has been the Co-Executive Director of LA-Más since 2015, an urban design non-profit that helps lower-income & underserved communities shape their future through policy and architecture. At LA Más, Ms. Leung provides leadership with a focus on ensuring that all projects are grounded in local need and systemic change. Ms. Leung is a Los Angeles native raised in the Frogtown neighborhood by a working class, first generation Chinese family. Growing up in an immigrant community, she deeply identifies with the rich diversity that makes Los Angeles so unique. With mentorship from local leaders, Ms. Leung became the first person in her family to go to college. Ms. Leung joined LA-Más in 2013 because of her passion to explore strategies that minimize displacement pressures that come with gentrification. Ms. Leung has extensive policy and community-based experience having worked for former Los Angeles City Council President from 2007 to 2009 and current Mayor Eric Garcetti from 2003 to 2009. Her national policy and program experience include her work as Program Associate at Living Cities from 2011 to 2013, fellowship at the Office of Sustainable Housing & Communities at the U.S. Department of Housing & Urban Development in 2011, and internship at the Office of Political Affairs at the White House under President Obama’s administration in 2010. Ms. Leung serves on the Los Angeles City Planning Commission and the Community Advisory Board of Genesis LA. She holds a Master’s Degree in Public Policy and Urban Planning from Harvard’s Kennedy School of Government (2011) and a Bachelor’s Degree in Political Science and Communications from the University of Pennsylvania (2006).

Compensation of Directors

Our Board has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity. Our board of directors has the authority to fix the compensation of any Independent Directors that may serve on our Board in the future. Our Board may pay compensation to directors for services rendered to us in any other capacity. We will reimburse each of our directors for their travel expenses incurred in connection with their attendance at full Board and committee meetings, if any, including meetings of our Manager’s Investment Committee. A member of our Board who is also an employee of our Manager or our Sponsor is referred to as a “management” director. Management directors will not receive compensation for serving on our Board.

Effective on December 14, 2020, the Board adopted the 2020 Non-Employee Director Compensation Policy (the “NED Policy”) and the 2020 Director Stock Plan (the “Director Plan” and, together with the NED Policy, the “Director Arrangement”), which sets forth the compensation arrangement for non-management directors.

Under the Director Arrangement, the Company will compensate each of our non-management directors on an annual basis. Each non-management director will be entitled to elect to receive either a cash retainer of $20,000 per year or an equity grant equal to $40,000 shares of our common stock (or 4,000 shares at the initial purchase price). Under the Director Plan, the maximum number of shares of stock reserved and available for issuance under this Director Arrangement is 50,000 shares. Any shares issued under this Director Plan will vest upon the earlier of the (1) first anniversary of the grant date or (ii) the first annual meeting of stockholders following the grant date, so long as the said director remains a director of the Company.

During the year ended December 31, 2020, the Company made an equity grant for $40,000 or 4,000 shares of common stock to Bruce Strohm, for which we recognized $1,492 of compensation expense in 2020. As of December 31, 2020, there was $38,508 of unrecognized compensation expenses related to this equity grant, which is expected to be recognized over 8.5 months.

Additionally, we recorded compensation expense of $30,000 for our two other non-management directors who elected to receive cash compensation.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of our executive officers also serves as an executive officer of our Manager and Sponsor. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our Sponsor.

In February 2020, our Sponsor entered into an engagement agreement with FTI Consulting, Inc. (“FTI”), of which Mr. Chertok is Senior Managing Director. Pursuant to such agreement, Mr. Chertok is serving as the Interim Chief Financial Officer and Interim Accounting Officer of our Sponsor and will also serve in those same roles for the Company and report to our Board. Our Sponsor has agreed to pay to FTI a monthly, non-refundable advisory fee for Mr. Chertok’s services to both our Sponsor and us for up to eight and one half hours per month, plus an hourly fee for any additional services he provides above and beyond the eight and one half hours. Our Sponsor will be reimbursed by us for any fees or expenses incurred by it with respect to Mr. Chertok serving as an executive officer of our Company. Mr. Chertok will not devote all his time to his activities as our executive officer but will devote sufficient time to fulfill his duties as our Interim Chief Financial Officer and Interim Chief Accounting Officer.

As executive officers, these individuals manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not intend to pay any compensation directly to these individuals.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of our shares of common stock as April 30, 2021 for each person or group that holds more than 10.0% of our common stock, for each director and executive officer of us and our Sponsor and for the directors and executive officers of us and our Sponsor as a group. To our knowledge, each person that beneficially owns our common stock has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at Nico Echo Park, Benefit Corp., 1115 W. Sunset Blvd., #702, Los Angeles, CA 90012.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of All Shares
Max Levine(2)	433	*
John Chaffetz(2)	60	*
Mark Chertok	-	-
Megan Marini	-	-
Helen Leung	-	-
Bruce Strohm(3)	-	*
All directors and executive officers of the Company or our Sponsor as a group (6 persons)	493	*

*	Represents less than 1.0% of our outstanding common stock.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	In connection with our formation, John Chaffetz and Max Levine each purchased 50 shares of common stock at a per share price of $10.00. In addition, members of the Special Profit Share Entity, which is an affiliate of our Sponsor and includes members of our Sponsor’s management team, own at least 526,316 OP Units at a per unit price of $9.50.

(3)	Bruce Strohm received 4,000 shares of class NL common stock as compensation for his services as Independent Director, pursuant to our 2020 Director Stock Plan. These shares will vest upon the upon the earlier of the (1) first anniversary of the grant date or (ii) the first annual meeting of stockholders following the grant date, which is scheduled in September 2021, so long as the said director remains a director of the Company.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 7, “Related Party Transactions,” in our consolidated financial statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO THE FINANCIAL STATEMENTS

Page
Nico Echo Park, Benefit Corp. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2020 for the Successor and December 31, 2019 for the Successor and Predecessor	F-2
Consolidated Statements of Operations for the 2020 Successor Period, the 2020 Predecessor Period, the 2019 Successor Period, and the 2019 Predecessor Period	F-3
Consolidated Statements of Equity and Redeemable Noncontrolling Interest in the Operating Partnership for the 2020 Successor Period and 2019 Successor Period	F-4
Consolidated Statements of Redeemable Member’s Equity and Member’s Equity for the 2020 Predecessor Period and 2019 Predecessor Period	F-5
Consolidated Statements of Cash Flows for the 2020 Successor Period, the 2020 Predecessor Period, the 2019 Successor Period and the 2019 Predecessor Period	F-6
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Nico Echo Park, Benefit Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nico Echo Park, Benefit Corp. and Subsidiaries (the “Company") as of December 31, 2020 and 2019 and the related consolidated statements of operations, equity and redeemable noncontrolling interest in the operating partnership, and cash flows for the year ended December 31, 2020 and the period from April 19, 2019 (inception) to December 31, 2019, and the consolidated balance sheet of Neighborhood Property Partners I, LLC (the “Predecessor”) as of December 31, 2019 and the related consolidated statements of operations, redeemable member’s equity and members’ equity, and cash flows for the period from January 1, 2020 to May 5, 2020 and the year ended December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and of the Predecessor as of December 31, 2019, and the results of the Company’s operations and its cash flows for the year ended December 31, 2020 and the period from April 19, 2019 (inception) to December 31, 2019, and the results of the Predecessor’s operations and its cash flows for the period from January 1, 2020 to May 5, 2020 and the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ EisnerAmper LLP

We have served as the Company’s auditor since 2019.

EISNERAMPER LLP
San Francisco, California
April 30, 2021

Nico Echo Park, Benefit Corp. and Subsidiaries

Consolidated Balance Sheets

	Successor		Predecessor
	December 31, 2020	December 31, 2019	December 31, 2019
ASSETS
Real estate, at cost:
Land and land improvements	$6,786,437	$-	$6,635,531
Buildings and improvements	20,417,945	-	20,304,406
Furniture, fixtures and equipment	104,209	-	88,382
Construction in progress	-	-	133,459
Total	27,308,401	-	27,161,778
Less accumulated depreciation	(1,132,583)	-	(406,628)
Investments in real estate, net	26,176,008	-	26,755,150
Cash	253,218	1,000	1,557,931
Restricted cash	113,304	-	164,910
Straight-line and tenant receivables, net	57,010	-	12,219
Acquired intangible lease assets, net	112,576	-	151,868
Deferred offering costs	-	670,835	-
Other assets	46,395	-	42,164
Total Assets	$26,758,511	$671,835	$28,684,242

LIABILITIES AND EQUITY (DEFICIT)
Liabilities:
Mortgage notes payable, net	$12,974,735	$-	$13,130,430
Accounts payable and accrued liabilities	382,836	-	289,932
Due to related parties	604,360	867,649	20,782
Security deposits	87,564	-	121,114
Deferred revenue	57,829	-	53,099
Below-market lease liability, net	648,857	-	839,608
Total liabilities	14,756,181	867,649	14,454,965

Redeemable noncontrolling interest in the Operating Partnership	3,000,000	-	-
Redeemable member’s equity	-	-	3,000,000

Equity (Deficit):
Common stock, $0.01 par value, 90,000,000 shares authorized, 41,500 and 100 shares issued and outstanding at December 31, 2020 and 2019, respectively	415	1	-
Preferred Stock, $0.01 par value, 10,000,000 shares authorized, none issued at December 31, 2020 and 2019, respectively.	-	-	-
Additional paid-in capital	(394,392)	999	-
Accumulated deficit	(210,882)	(196,814)	-
Members’ equity	-	-	11,229,277
Total shareholders’ deficit	(604,859)	(195,814)	11,229,277
Noncontrolling interest in Operating Partnership	9,607,189	-	-
Total equity (deficit)	9,002,330	(195,814)	11,229,277
Total Liabilities and Equity	$26,758,511	$671,835	$28,684,242

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries

Consolidated Statements of Operations

	Successor		Predecessor
	Year ended December 31, 2020(1)	April 19, 2019 through December 31, 2019	January 1, 2020 through May 5, 2020	Year Ended December 31, 2019
Revenues:
Rental income	$1,197,051	$-	$611,328	$993,951
Other income	2,044	-	3,879	14,643
Total revenues	1,199,095	-	615,207	1,008,594

Expenses:
Operating expenses	197,182	-	86,589	163,812
Property taxes	212,708	-	103,518	178,558
Salaries and wages	68,000	-	34,000	57,813
General and administrative	568,080	196,814	116,229	88,671
Management fees – related parties	166,551	-	27,049	43,699
Transaction costs – related party	521,000	-	-	-
Depreciation and amortization	507,957	-	252,790	689,169
Total expenses	2,241,478	196,814	620,175	1,221,722

Loss from operations	(1,042,383)	(196,814)	(4,968)	(213,128)

Other expenses:
Interest expense, including amortization of deferred financing costs	(396,735)	-	(192,070)	(337,608)

Net loss	(1,439,118)	(196,814)	(197,038)	(550,736)

Net loss allocated to noncontrolling interest in Operating Partnership	(1,425,050)	-	-	-
Net loss allocated to stockholders of Nico Echo Park, Benefit Corp.	$(14,068)	$(196,814)	$(197,038)	$(550,736)

Basic and diluted loss per share	$(1.07)
Weighted average common shares outstanding	13,151

(1)	Includes the results of operation of the properties from May 6, 2020 to December 31, 2020

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries (Successor)

Consolidated Statements of Equity and Redeemable Noncontrolling Interest in the Operating Partnership

For the 2020 and 2019 Successor Period

	Common Stock		Additional		Noncontrolling Interests in the		Redeemable Noncontrolling Interest in the
	Shares	Par Value	Paid-in Capital	Accumulated Deficit	Operating Partnership	Total Equity	Operating Partnership
Issuance of common stock	100	$1	$999	-	$-	$1,000	$-
Net loss	-	-	-	(196,814)	-	(196,814)	-
Balance – December 31, 2019	100	1	999	(196,814)	-	(195,814)	-
Contributions through the Offering	39,719	397	376,933	-	-	377,330	-
Contributions through the Rent Assistance Program	1,681	17	15,953	-	-	15,970	-
Share-based compensation	-	-	1,492	-	-	1,492	-
Contribution of consolidated Operating Partnership	-	-	-	-	11,032,239	11,032,239	3,000,000
Offering costs	-	-	(789,769)	-	-	(789,769)	-
Net loss	-	-	-	(14,068)	(1,425,050)	(1,439,118)	-
Balance – December 31, 2020	41,500	$415	$(394,392)	$(210,882)	$9,607,189	$9,002,330	$3,000,000

The accompanying notes are an integral part of these consolidated financial statements.

 Nico Echo Park, Benefit Corp. and Subsidiaries (Predecessor)

Consolidated Statements of Redeemable Member’s Equity and Members’ Equity

For the 2020 and 2019 Predecessor Period

	Redeemable Member’s Equity	Members’ Equity
Balance – January 1, 2019	$-	$-
Members’ contributions	3,000,000	14,503,218
Members’ redemptions	-	(2,723,205)
Net loss	-	(550,736)
Balance – December 31, 2019	3,000,000	11,229,277
Net loss	-	(197,038)
Balance – May 5, 2020	$3,000,000	$11,032,239

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Successor		Predecessor
	Year ended December 31, 2020 (1)	April 19, 2019 through December 31, 2019	January 1, 2020 through May 5, 2020	Year Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,439,118)	$(196,814)	$(197,038)	$(550,736)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	507,957	-	252,790	689,169
Amortization of deferred financing costs	23,832	-	7,014	11,915
Provision for doubtful accounts	29,536	-	-	-
Straight line rent adjustment	(3,041)	-	(1,993)	(6,258)
Amortization of above- and below-market leases	(124,167)	-	(62,084)	(103,547)
Share-based compensation	1,492	-	-	-
Changes in operating assets and liabilities:
Tenant receivables	(84,438)	-	(39,424)	(5,961)
Other assets	18,025	-	(22,256)	(42,164)
Accounts payable and accrued liabilities	16,262	-	76,642	289,932
Due from/to related parties	817,677	196,814	(620,682)	20,782
Deferred revenue	43,344	-	(38,614)	53,099
Tenant security deposits	16,113	-	4,906	121,114
Net cash (used in) provided by operating activities	(176,526)	-	(640,739)	477,345

CASH FLOWS FROM INVESTING ACTIVITIES:		-
Acquisition of real estate	-	-	-	(17,940,536)
Additions to real estate	(12,885)	-	(133,928)	(352,881)
Net cash used in investing activities	(12,885)	-	(133,928)	(18,293,417)

CASH FLOWS FROM FINANCING ACTIVITIES:
Mortgage note (repayments) borrowings	(64,985)	-	-	9,358,489
Payment of deferred financing costs	(11,967)	-	(109,589)	(219,974)
Issuance of common stock	393,300	1,000	-	-
Payment of offering costs	(600,000)	-	-	-
Members’ contributions	-	-	-	10,123,603
Redeemable member’s contributions	-	-	-	3,000,000
Members’ redemptions	-	-	-	(2,723,205)
Contribution by noncontrolling interest in the Operating Partnership	838,585	-	-	-
Net cash provided by (used in) financing activities	554,933	1,000	(109,589)	19,538,913

Net increase (decrease) in cash and restricted cash	365,522	1,000	(884,256)	1,722,841
Cash and restricted cash at beginning of period	1,000	-	1,722,841	-
Cash and restricted cash at end of period	$366,522	$1,000	$838,585	$1,722,841

(1)	Includes the results of operation of the properties from May 6, 2020 to December 31, 2020

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries

Consolidated Statement of Cash Flows (cont.)

	Successor	Predecessor
	Year ended December 31, 2020	January 1, 2020 through May 5, 2020	Year Ended December 31, 2019
Supplemental Non-Cash Disclosure Information:
Mortgage note payable assumed in connection with property acquisition	$-	$-	$3,980,000
Issuance of Class A units in connection with property acquisition (Note 3)	-	-	4,379,615
Offering costs owed to the Manager	189,769	-	-
Noncash contribution of noncontrolling interest in the Operating Partnership upon Merger	10,193,654	-	-

Supplemental Disclosure of Cash Flow Information:
Interest paid	$372,089	$186,091	$278,693

Reconciliation of Cash and Restricted Cash:
Cash	$253,218	$695,997	$1,557,931
Restricted cash	113,304	142,588	164,910
Cash and restricted cash	$366,522	$838,585	$1,722,841

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries

Notes to Financial Statements

1.	ORGANIZATION

Nico Echo Park, Benefit Corp. (“Nico REIT”) is a Maryland benefit corporation formed on April 19, 2019 primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties (“Target Properties”) in the neighborhoods of Echo Park, Silver Lake and proximate communities in Los Angeles, California (the “Neighborhood”). Nico REIT intends to be treated as a real estate investment trust (“REIT”) for federal tax purposes in connection with filing its federal income tax return for the taxable year 2020.

All references to “we,” “us,” “our” and “Company” refer to Nico REIT and its consolidated subsidiaries unless we specifically state otherwise, or the context indicates otherwise.

On March 27, 2020, the initial offering statement (the “Offering Statement”) was qualified by the Securities and Exchange Commission (“SEC”). Pursuant to the Offering Statement, Nico REIT is seeking to raise up to $50 million in shares of common stock (the “Offering”), and intends to use substantially all of the proceeds to invest in the Target Properties in the Neighborhood, including certain properties owned by Neighborhood Property Partners I, LLC (the “Seed Asset Owner”) or (the “Predecessor”), a Delaware limited liability company that is affiliated with The Neighborhood Investment Company (Nico), Inc. (our “Sponsor”).

On May 6, 2020 (“Closing Date”), the Company completed the acquisition (“Merger”) of the Seed Asset Owner, an entity that owned the three pre-identified Target Properties located in Los Angeles, California (collectively, the “Seed Assets”), as described in Note 4 and discussed below. Immediately prior to its acquisition by the Company, the Seed Asset Owner converted to a limited partnership, changed its name to Nico Echo Park Operating Partnership, LP (the “Operating Partnership”) and the Class A members of the Seed Asset Owner together with Class B member who holds a redeemable interest (“Redeemable Member’s Equity”), became the limited partners of the Operating Partnership and the Company became the sole general partner. All the Class A units and Class B units were converted to units of limited partnership interests in the Operating Partnership (“OP Units”). The former Class B member has retained its contractual redemption option as an OP unitholder. At December 31, 2020, the noncontrolling interest held, in aggregate, a 96.76% limited partnership interest in the Operating Partnership. We refer to these interests as the noncontrolling interest in the Operating Partnership.

The Operating Partnership holds substantially all of the Company’s assets either directly or through its subsidiaries. Additionally, any net proceeds from the Offering will be contributed to the Operating Partnership in exchange for OP Units.

The Company does not have any employees. The Company is externally managed by Nico Asset Management, LLC (“Manager”), a Delaware limited liability company and a wholly owned subsidiary of Sponsor. The Seed Assets are managed by Nico Property Management, LLC (the “Property Manager”), an affiliate of the Manager and a wholly owned subsidiary of the Sponsor. The Company recognizes salaries and wage expense for such costs incurred by the Manager or its affiliates on behalf of the Company (see Note 7, “Related Party Transactions,” in the consolidated financial statements).

These consolidated financial statements were prepared on a going concern basis, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business for at least 12 months following the issuance date of these financial statements. The Company anticipates that the proceeds from the Offering to date, as well as the cash flows generated from the assets held by the Operating Partnership, will be sufficient for it to meet its obligations as they become due.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Since the Company had no significant assets or operations prior to January 1, 2020, and since the Seed Asset Owner holds all the operating properties and became the Operating Partnership, the Company has concluded the Seed Asset Owner is the Predecessor and the Company is the successor entity (the "Successor"), and each are defined as such.

The Company has made the distinction in the financial statements and certain footnote presentations, as follows, the period before the consummation of the Merger, which includes the period from January 1, 2020 to May 5, 2020 (the “2020 Predecessor Period”), the year ended December 31, 2019 (the “2019 Predecessor Period”), the period from April 19, 2019, the formation date, to December 31, 2019 (“2019 Successor Period”) and the period from January 1, 2020 through December 31, 2020 of the Company including the results of operations of the Operating Partnership from the date of the Merger through December 31, 2020 (the “2020 Successor Period”).

The Company and the Operating Partnership are both managed and controlled by the Sponsor, the Manager and the Property Manager prior and subsequent to Merger. ASC Paragraph 810-10-15-8A states that the power to control is not limited to the consideration of voting interests. Under this guidance, it also may exist with a lesser percentage of ownership, such as by contract. As the Merger constitutes a transfer of nonmonetary assets by promoters or transfers under common control, the net assets of the Predecessor were contributed at the Closing Date at historical cost. The consolidated financial statements for the 2020 Successor Period have been prepared to include the financial statements of the Operating Partnership from the date of the Merger.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the accounts of the Operating Partnership, which is a variable interest entity ("VIE") of which we are the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company consolidates those entities in which we are the primary beneficiary of a variable interest in an entity that qualifies as a VIE. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, and the obligation or likelihood for us or other investors to provide financial support. As of December 31, 2020, the Company's interest in the Operating Partnership was 3.24% of the Operating Partnership's capital.

Noncontrolling Interest in VIE

For the Operating Partnership, which is consolidated but not 100% owned by the Company, a portion of the income or loss and corresponding equity is allocated to owners other than the Company. The income or loss and corresponding equity that is not owned by the Company is included in Noncontrolling Interest in Operating Partnership in the audited consolidated financial statements. As of December 31, 2020, the Noncontrolling Interest consists of limited partnership interests held by the former Class A members of the Seed Asset Owner for which income or loss is allocated in accordance with contractual arrangements. See Note 8 for additional information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of consolidated revenues and expenses during the year. Actual results could differ from those estimates.

Risk and Uncertainties

One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the novel coronavirus (COVID-19) pandemic. The extent to which the COVID-19 pandemic impacts the Company’s results of operations will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on demand for real estate properties such as ours. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's operating results may be materially adversely affected.

Cash

Cash is held in deposit accounts with third-party financial institutions, the balances of which, at times, exceed federally insured limits.

Restricted Cash

Restricted cash represents escrows held for real estate taxes, insurance and capital expenditures as required by the lenders.

Allowance for Doubtful Accounts

The Company evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. As of December 31, 2020, the Company recognized an allowance for doubtful accounts of $29,536 and none for the Predecessor as of December 31, 2019.

Investments in Real Estate

The Company and Predecessor have determined that the acquisition of the Seed Assets and subsequent acquisition of rental properties constitute asset acquisitions. Transaction costs associated with the acquisition of a property, including broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are capitalized in an asset acquisition. Upon an asset acquisition, the purchase price of a property, together with capitalized transaction costs, are allocated to land and improvements, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management's estimate of the property's “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data, and other related information.

The allocation of the purchase price to intangible lease assets represents that value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from acquired leases being above or below management's estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market renewal option periods, if applicable, for below-market leases.

If any debt is assumed in an acquisition, the difference between the fair value and the face value (outstanding principal) of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed.

The results of operations for acquired properties are included in the consolidated statement of operations from their respective acquisition dates. Intangible lease assets are amortized to depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable renewal option periods. The Predecessor expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.

Land, building, building and land improvements, tenant improvements and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Land improvements	10 years
Buildings	30 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Development costs and construction in progress consist of the construction and soft costs attributable to property improvements. Such costs are capitalized during the development and construction phases and are included in the construction in progress account on the consolidated balance sheet. Depreciation commences when such improvements are placed in service.

Management evaluates the recoverability of its investments in real estate assets at the lowest identifiable level, the individual property level. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not deemed recoverable on an undiscounted basis and then also exceeds its fair value.

Deferred Financing Costs

Deferred loan costs represent commitment fees, legal and other third-party costs associated with the closing of a loan financing. Such costs associated with obtaining a mortgage note payable were capitalized and are being amortized over the term of the related debt using the straight-line method, which approximates the effective interest method. The balance of unamortized deferred financing costs on mortgage notes payable are subtracted from the balance of the corresponding mortgage note payable in the consolidated balance sheet. Amortization of these costs is included in interest expense in the consolidated statement of operations. If a loan is paid off prior to its original maturity date, any remaining unamortized costs will be charged to expense.

Redeemable Noncontrolling Interest in the Operating Partnership (Successor)

Redeemable noncontrolling interest in the Operating Partnership as shown in the mezzanine section of the consolidated balance sheets reflects the OP units held by the former Class B member for which the Company is contractually required to deliver cash to the unitholder. The Company records redeemable noncontrolling interest in the Operating Partnership at the greater of its carrying amount or its redemption value of $3 million at the end of each reporting period.

Redeemable Member’s Equity (Predecessor)

Redeemable member’s equity in the mezzanine section of the consolidated balance sheet reflects a Class B member interest for which the Predecessor is contractually required to deliver units of a reorganized entity or cash to the exchanging Class B unit holder. The Predecessor records redeemable member’s equity at the greater of its carrying amount or redemption value of $3 million at the end of each reporting period.

Offering Costs

Offering costs are reflected as a reduction of additional paid-in capital upon the closing of the Offering on March 27, 2020.

Revenue Recognition

These consolidated financial statements reflect adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“Topic 606”) and Topic 842, Leases (“Topic 842”) from the Predecessor’s inception.

A majority of revenue is derived from residential and retail leases, which are accounted for as operating leases under Topic 842 and for which the Company and Predecessor elected to account for both the lease and non-lease components as a single lease component because the timing and pattern of revenue recognition are generally the same.

The Company and Predecessor recognize rental income from residential tenants on a straight-line basis over the term of the lease, which is not materially different from if it were recorded when due from residents and recognized monthly when earned in accordance with tenant lease agreements. Residential units are rented generally under lease agreements with terms of one year or less, renewable on an annual or monthly basis. Residential unit leases may include income related to such items as resident utility billing system (“RUBS”) income, parking, storage and pet fees that the Company and the Predecessor treats as a single lease component.

For retail units, the Company and Predecessor recognize rental revenue on a straight-line basis over the lease term when collectability is reasonably assured, and the tenant has taken possession or controls the physical use of the leased asset. Retail leases may include income related to common area maintenance charges such as reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses from retail units that the Company and Predecessor also treat as a single lease component.

Any excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in straight line and tenant receivables on the consolidated balance sheets. Any amounts paid in advance by the tenants are recorded as deferred revenue on the consolidated balance sheets and are recognized as rental income in accordance with the Company and the Predecessor’s revenue recognition policy.

The Company and the Predecessor’s revenue subject to Topic 606 consists of other ancillary fees such as laundry income and miscellaneous income not related to leasing. Such revenue arises from a single performance obligation to transfer promised goods or services that is satisfied at a point in time when control is transferred to the customer. Accordingly, revenue is recognized when control is transferred to the customer in an amount that reflects the consideration the Company and the Predecessor expects to be entitled to in exchange for the good or service.

Stock-Based Compensation

The Company records all equity-based incentive grants to non-employee members of the Board based on their fair values determined on the date of grant. Stock-based compensation expense, which is included in general and administrative expenses in the consolidated statements of operations, is recognized on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the outstanding equity awards.

Income Taxes

The Company was treated as an S corporation through March 26, 2020. Subsequent to this date, the Company intends to elect to be treated as a real estate investment trust (“REIT”) for federal income tax purposes in connection with filing its federal income tax return for tax year 2020. As a REIT, the Company will generally be entitled to deduction for dividends paid and therefore will not be subject to federal corporate income tax on its net taxable income that is being distributed to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

The Operating Partnership has elected to be treated as a partnership for U.S. federal and state income tax purposes and is therefore not subject to income tax at the entity level. All income and losses accrue directly to the members and are reported by them individually for tax purposes.

Management is responsible for determining whether a tax position taken by the Company or the Operating Partnership is more likely than not to be sustained on the merits. The Company or the Predecessor has no material unrecognized tax benefits or uncertain income tax positions and therefore no interest or penalties associated with uncertain tax positions.

Earnings per Share

Basic earnings/loss per share (“EPS”) is computed by dividing net loss attributable to the Company that is available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of warrants), and convertible debt, using the if-converted method, as applicable. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive. Diluted EPS is not presented in the accompanying consolidated financial statements because the effect of the net loss allocated to stockholders is anti-dilutive for the applicable periods presented.

3.	VARIABLE INTEREST ENTITIES

As described in Note 2, the Operating Partnership is a VIE that is consolidated because the Company is the primary beneficiary of a variable interest in the Operating Partnership. The purpose of the Operating Partnership is to hold substantially all of the Company’s assets either directly or through its subsidiaries. As of December 31, 2020, the Company's general partnership interest in the Operating Partnership was 3.24% of the Operating Partnership's total partnership capital.

The following table presents the portion of the balances reported in the consolidated balance sheets as of December 31, 2020 attributable to the Operating Partnership. The following assets may generally only be used to settle obligations of the VIE, and these liabilities are only the obligations of the VIE and they do not have recourse to the general credit of the Company, except for the Company’s guarantee of payment of the mortgage loans payable of the Operating Partnership (see Note 6).

Assets:
Investments in real estate, net	$26,176,008
Cash	252,218
Restricted cash	113,304
Straight-line and tenant receivables, net	57,010
Acquired intangible lease assets, net	112,576
Due from the Company	581,310
Other assets	46,395
Total Assets	$27,338,821

Liabilities:
Mortgage notes payable, net	$12,974,735
Accounts payable and accrued liabilities	372,975
Due to Manager and other related parties	167,231
Security deposits	87,564
Deferred revenue	57,829
Below-market lease liability, net	648,857
Total liabilities	14,309,191

Redeemable member’s equity	3,000,000

4.	PROPERTY ACQUISITIONS (Predecessor)

On July 1, 2019, the Predecessor acquired 1412 Echo Park Avenue for $9.0 million plus the associated closing costs from a seller that was co-managed by a principal of the Sponsor in return for cash of $4,709,069 and the issuance of 437,961.54 Class A member units valued at $4,379,615. This acquisition was partly financed by a $4,467,986 fixed rate loan (“1412 Echo Park Loan”) provided by Fannie Mae at closing. 1412 Echo Park Avenue is a 32-unit rent stabilized rental apartment building that was built in 1923.

On July 1, 2019, the Predecessor acquired 1650 Echo Park Avenue for cash of $9.25 million plus the associated closing costs from a third-party seller. This acquisition was partly financed by a $4,890,503 fixed rate loan (“1650 Echo Park Loan”) provided by Fannie Mae at closing. 1412 Echo Park Avenue is a 29-unit rent stabilized rental apartment building that was built in 1932.

On March 28, 2019, the Predecessor acquired 1461 W. Sunset Boulevard for $7.8 million plus the associated closing costs from a third-party seller. This acquisition was partly financed through the assumption of an existing loan of $3,980,000 (“1461 W. Sunset Boulevard Loan”) provided by Opus Bank. 1461 W. Sunset Boulevard is a 24-unit mixed-use street retail and rent stabilized rental apartment building that was built in 1925.

The above properties are referred to as the “Seed Assets”. The Predecessor allocated the purchase price, including closing costs, of these Seed Assets as follows:

	1412 Echo Park Avenue	1650 Echo Park Avenue	1461 W. Sunset Boulevard	Total
Land and land improvements	$2,631,438	$2,365,700	$1,622,793	$6,619,931
Building and building improvements	6,813,351	7,101,266	6,185,967	20,100,584
Furniture, fixtures and equipment	34,942	31,699	21,741	88,382
In-place lease intangibles	91,333	97,647	206,103	395,083
Above-market lease intangibles	-	-	42,750	42,750
Below-market lease intangibles	(482,380)	(249,042)	(215,157)	(946,579)
Mortgage loans payable assumed	-	-	(3,980,000)	(3,980,000)
	$9,088,684	$9,347,270	$3,884,197	$22,320,151

5.	ACQUIRED LEASE INTANGIBLES

	December 31, 2020 (Successor)	December 31, 2019 (Predecessor)
Acquired lease intangibles assets, net
In-place lease value	$395,083	$395,083
Above-market leases	42,750	42,750
	437,833	437,833
Accumulated amortization	(325,257)	(285,965)
	$112,576	$151,868

Below-market lease intangibles
Below-market leases acquired	$946,579	$946,579
Accumulated amortization	(297,722)	(106,971)
	$648,857	$839,608

Amortization of acquired below-market leases, net of acquired above-market leases, resulted in an increase in rental income by $124,167, $62,084 and $103,547 for the 2020 Successor Period, 2020 Predecessor Period and 2019 Predecessor Period. Amortization of all other identified intangible assets (a component of depreciation and amortization expense) was $23,194, $11,598 and $282,541 for the 2020 Successor Period, 2020 Predecessor Period and 2019 Predecessor Period, respectively. As of December 31, 2020, the Predecessor’s estimated annual amortization of acquired above-market leases, net of acquired below-market leases (a component of rental revenue), and the amortization of in-place leases (a component of depreciation and amortization expense), assuming no early lease terminations, are as follows:

Year Ending December 31,	Below-market leases, net of Above-market Leases (Successor)	In-Place Leases (Successor)
2021	$(186,252)	$34,792
2022	(183,473)	17,463
2023	(182,700)	4,442
2024	(78,432)	4,442
2025	4,500	4,442

6.	mortgage NOTES payable, NET

The following table sets forth information regarding the mortgages notes payable outstanding at December 31, 2020 and 2019:

	2020 (Successor)	2019 (Predecessor)	Interest Rate	Maturity Date
1412 Echo Park(1)	$4,436,961	$4,467,986	3.98%	July 1, 2029
1650 Echo Park(2)	4,856,543	4,890,503	3.98%	July 1, 2029
1461 Sunset Boulevard(3)	3,980,000	3,980,000	4.50%	July 1, 2028
Total	13,273,504	13,338,489
Less: Deferred financing costs	(298,769)	(208,059)
Mortgage notes payable, net	$12,974,735	$13,130,430

(1)	1412 Echo Park Loan requires payments of interest only through July 1, 2020, at which time, monthly principal and interest payments of $21,279 will be due through maturity date. There are no extension options.

(2)	1650 Echo Park Loan requires payments of interest only through July 1, 2020, at which time, monthly principal and interest payments of $23,292 will be due through maturity date. There are no extension options.

(3)	1461 Sunset Boulevard Loan requires payments of interest only through June 1, 2023, at which time, monthly principal and interest payments based on LIBOR plus 2.30% will be due through maturity date. On April 2, 2021, the Company refinanced this mortgage. See Note 11, “Subsequent Events,” for related disclosure.

Following the Merger, the Company, together with John Chaffetz and Max Levine, who are officers of the Sponsor, have provided a guarantee for the repayment of these mortgages, each of which is collateralized by the respective property. There are no required financial covenants under these mortgages.

Contractual Maturities

The scheduled principal maturities of mortgage notes payable as of December 31, 2020 are as follows:

Year	Amount
2021	$190,311
2022	226,366
2023	235,946
2024	244,935
2025	256,301
Thereafter	12,119,645
$13,273,504

7.	Related Party transactions

The Operating Partnership’s limited partnership agreement (“Partnership Agreement”) provides the following fees and reimbursements payable by the Operating Partnership to the Manager or its affiliates:

Acquisition fee - 2.0% of the purchase price of any assets, including the Seed Assets, paid upon acquisition.

Asset management fee – paid quarterly in an amount equal to an annualized rate of 1.50% of gross offering proceeds, which until one year after the initial stockholders were admitted to the Company will be based on (i) the Company’s gross proceeds as of the end of each fiscal quarter, plus (ii) proceeds from the issuance of OP Units as of the end of each fiscal prior quarter; and thereafter will be based on the Operating Partnership’s net asset value (“NAV”), subject to certain limitations as provided in the Partnership Agreement.

Property management fee - 5.0% of monthly gross property-level income (excluding common area maintenance reimbursements) paid monthly.

Warehousing fee – For purchases of properties or other assets (excluding the Seed Assets) from the Manager or its affiliates, a warehousing fee equal to a 1.5% spread above the Manager or affiliates’ cost of capital (per annum) with respect to the period of time the asset is warehoused plus any transaction costs.

Offering costs – The Operating Partnership reimburses the Manager or its affiliates for formation and offering costs incurred on behalf of Nico REIT. During the 2020 Successor Period, the Operating Partnership paid $600,000 to the Manager as partial reimbursement of formation and offering costs incurred. Remaining reimbursements will be made in monthly installments not to exceed 0.5% of the aggregate gross offering proceeds raised through that month. The amount accrued and unpaid is noninterest bearing and has no stated maturity.

Operating expenses - The Operating Partnership reimburses the Manager or its affiliates for all expenses incurred on behalf of the Company in the performance of their duties.

Capital expenditures – The Operating Partnership reimburses the Manager or its affiliates for capital expenditures incurred on behalf of the Company.

The following table represents the amounts incurred associated with the payments to the Manager or its affiliates for the periods indicated and accrued and unpaid balances as of the end of the periods indicated:

	Year ended December 31, 2020 (Successor)	April 19, 2019 through December 31, 2019 (Successor)	January 1, 2020 through May 5, 2020 (Predecessor)	Year Ended December 31, 2019 (Predecessor)	Accrued and Unpaid at December 31, 2020 (Successor)	Accrued and Unpaid at December 31, 2019 (Successor)	Accrued and Unpaid at December 31, 2019 (Predecessor)
Acquisition fee	$521,000	$-	$-	$-	$-	$-	$-
Asset management fee	110,649	-	-	-	76,649	-	-
Property management fee	55,902	-	27,049	43,699	13,316	-	6,929
Warehousing fee	-	-	-	-	-	-	-
Offering costs	118,934	670,835	-	-	189,769	670,835	-
Salaries and wages and general and administrative expenses	226,126	196,814	46,824	81,316	324,626	196,814	13,853
Expenditures capitalized in real estate investments	1,214	-	4,725	45,889	-	-	-

License Agreement

Upon qualification of the Offering Statement, the Company entered into a license agreement with the Sponsor pursuant to which the Sponsor granted the Company a nonexclusive, royalty free license to use the names “Nico”, “The Neighborhood Investment Company”, “Nico Echo Park” and “Neighborhood REIT” (each a “Licensed Mark”, collectively the “Licensed Marks”). Other than with respect to this license, the Company has no legal right to use the Licensed Marks and such license will terminate if the Manager ceases to manage us.

8.	equity

Successor

The Company’s amended charter dated April 2, 2020 authorizes the issuance of up to 100,000,000 shares of common and preferred stock, consisting of 90,000,000 shares of common stock, $0.01 par value per share and 10,000,000 shares of preferred stock, $0.01 par value per share. The aggregate par value of all authorized shares of stock having par value is $1,000,000. The common stock is initially comprised of two classes: Class L and Class NL. Class L common stock will be held by residents of the Neighborhood and Class NL common stock held by non-local investors.

These two classes of stock have the same economic rights but will have different redemption rights. Under the share redemption plan, shares of Class L common stock are redeemable at the then-current NAV per share after a holding period of six months while shares of Class NL common stock cannot be redeemed for the first two years and are redeemable at a 5% discount to the then-current NAV per share until such Class NL shares have been held for five years. Management, in its sole discretion can amend, suspend, or terminate the stock redemption plan at any time to protect its operations, non-redeemed stockholders, to prevent undue burden on liquidity, to preserve the Company’s REIT status and or for any other reason.

The Board may reclassify any unissued shares of common stock from time to time into one or more classes or series of stock. The Board, with the approval of a majority of the entire Board and without any action by the stockholders of the Company, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Company has authority to issue.

The common stockholders have voting rights only with respect to certain matters, primarily relating to election of directors, amendments to the Company’s charter that would adversely change the rights of the common stock and removal of the Manager for “Cause” (as defined in the Company’s charter). The Company’s stockholders do not elect or vote on the Manager and have only limited voting rights on matters affecting the Company’s business, and therefore limited ability to influence decisions regarding its business.

Distributions

The common stockholders will be entitled to receive such dividends as declared from time to time by the Board out of legally available funds and REIT distribution requirements, subject to any preferential rights of any preferred stock that the Company issues in the future. In the event of a liquidity event (as defined in the charter), each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after the Company settles its liabilities and any preferential dividends owed to preferred stockholders. The common stockholders will not have preemptive rights, which means that holders of the Company’s common shares will not have an automatic option to purchase any new shares that the Company issues, nor will holders of the Company’s shares of common stock have any preference, conversion, exchange, sinking fund, redemption, or appraisal rights.

Deferred Compensation for Directors

Effective on December 14, 2020, the Board adopted the 2020 Director Stock Plan (“Director Plan”), which set forth the terms of compensation arrangement for non-management directors who elected to receives shares of common stock in lieu of the annual cash retainer fee.

Under the Director Plan, the Company will compensate each of the Company’s non-management directors on an annual basis. Each non-management director will be entitled to elect to receive either a cash retainer or an equity grant equal to $40,000 of common shares (or 4,000 shares at the initial purchase price). Under the Director Plan, the maximum number of shares of stock reserved and available for issuance is 50,000 shares. Any shares issued under this Director Plan will vest upon the earlier of the (1) first anniversary of the grant date or (ii) the first annual meeting of stockholders following the grant date, so long as the said director remains a director of the Company. During the 2020 Successor Period, the Company granted 4,000 shares of common stock to Bruce Strohm, for which the Company recognized $1,492 of compensation expense, which is included in general and administrative expense in the consolidated statement of operations. As of December 31, 2020, there were no vested shares. As of December 31, 2020, there was $38,508 of unrecognized compensation expenses related to this equity grant, which is expected to be recognized over 8.5 months.

Noncontrolling Interest in the Operating Partnership

Noncontrolling interests represent the units of limited partnership interest in the Operating Partnership not held by the Company. As of December 31, 2020, the noncontrolling interest unit holders owned 96.76% or 1,240,001 units of the Operating Partnership. Beginning May 6, 2021, the holders of noncontrolling interest in the Operating Partnership have the right to redeem their OP Units for cash. However, the Company, in its sole discretion, may acquire some or all of the tendered OP Units in exchange for the Company's common stock rather than redeeming such OP units for cash. In such event, the tendering OP unitholder shall have no right to cause the redemption of such tendered OP Units for cash. Refer to Note 2 for a discussion of the redeemable noncontrolling interest in the Operating Partnership, which is shown as mezzanine equity in the consolidated balance sheet of the Successor.

Predecessor

The Predecessor had two classes of membership units consisting of Class A units and Class B units. Units were initially issued for a purchase price of $10.00 per unit or such other price as determined by the Manager in its sole and absolute discretion. Distributions and allocation of income or expenses were allocated amongst members based on their pro rata ownership interests.

The Manager was vested with full, exclusive right, power and discretion to manage and control the business affairs of the Predecessor and to make all decisions affecting the affairs of the Predecessor. Only the Predecessor’s one Class B unit holder had the right to request to redeem its ownership interest in cash at a redemption amount of $3 million. For this reason, the Predecessor has classified the Class B unit holder’s interest as redeemable member’s equity, which is a form of mezzanine equity, in the consolidated balance sheet of the Predecessor.

9.	fUTURE MINIMUM RENT

Retail units are leased to tenants under non-cancelable operating leases with expirations through 2028. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse the Company for certain operating costs and real estate taxes.

 As of December 31, 2020, the future minimum cash rents to be received over the next five years and thereafter for non-cancelable operating leases for retail tenants are as follows:

2021	$130,701
2022	79,499
2023	41,715
2024	42,966
2025	44,255
Thereafter	124,020
$463,156

10.	COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company or the Predecessor is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Company or the Predecessor which if adversely determined could have a material adverse impact on the Predecessor other than routine litigation arising in the ordinary course of business.

Environmental Matters

As an owner of real estate, the Company is subject to various environmental laws of federal, state, and local governments. The Company’s compliance with existing laws has not had a material adverse effect on its financial condition and results of operations, and the Company does not believe it will have a material adverse effect in the future. However, the Company cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on its current Properties or on properties that the Predecessor may acquire.

Rent Assistance Program

On April 9, 2020, the Sponsor established a rent assistance program (the “RAP”) for the tenants of the Seed Assets to support community stability and to provide credit support to the resident and commercial tenants of the Seed Assets who have been impacted by the COVID-19 emergency, who opt-in to participate in the RAP by completing a survey and having a 1-on-1 call or video conference with a member of the Sponsor’s manager’s team.

The RAP has three components, which include (a) the option to apply the tenants’ security deposits towards any rent owed; (b) a community rent assistance fund and (c) community wealth grants.

The community rent assistance fund provides up to a maximum of $150,000 in direct cash assistance from the Sponsor to residents and commercial tenants who opt-in to the RAP. These funds are available on a case-by-case basis for those who have opted in and already applied their security deposit towards rent. For the 2020 Successor Period and 2020 Predecessor Period, security deposits of $28,618 and $25,951 respectively, have been applied to rents and other charges due and community rent assistance of $115,229 for the 2020 Successor Period has been granted by the Sponsor to tenants. The Sponsor will not be reimbursed by the Company or the Predecessor for these direct cash assistance payments to tenants nor do such payments provide the Sponsor with a direct or indirect interest in the Successor or the Predecessor. Accordingly, no adjustments have been made in the financial statements of the Predecessor or the Successor to reflect such community assistance payments by the Sponsor to the tenants. Rental remittances received from the tenants are recognized in revenue in accordance with the Company’s revenue recognition policies.

Under the community wealth grant program, the Company offers each family unit or business who either remains current on rent or opts into the RAP, a one-time grant of $1,000 of shares of common stock of the Company to such family unit or business (up to a total of approximately $100,000), which, in the aggregate, may result in the issuance of up to 10,527 shares of Class L common stock of the Company at a valuation of $9.50 per share. During the year ended December 31, 2020, the Company granted 1,681 shares of common stock or $15,970 to certain residents.

11.	SUBSEQUENT EVENTS

The Company and the Predecessor evaluated all events and transactions that occurred after December 31, 2020 through April 30, 2021, the date these financial statements were available to be issued and no events had occurred that require disclosure other than as follows.

On April 2, 2021, the Company obtained a new 5-year new mortgage loan for $4,860,000 bearing interest at 3.25% per annum to refinance the existing $3,980,000 mortgage for 1461 Sunset. The Company received cash of $450,861 at closing, which will be utilized to fund working capital, and the remaining proceeds were used to pay-off the $3,980,000 existing loan, pay related closing costs, a prepayment penalty and to fund a debt service reserve of $255,259.

Item 8.	Exhibits

Exhibit No.	Description
2.1**	Form of Articles of Amendment and Restatement (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on March 20, 2020)
2.2**	Form of Amended and Restated Bylaws (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on March 20, 2020)
4.1**	Form of Subscription Package (included in the Offering Circular as Appendix A and incorporated herein by reference)
6.1**	Form of Amended and Restated Limited Partnership Agreement of Nico Echo Park Operating Partnership, LP (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on March 20, 2020)
6.2**	Form of Management Agreement between Nico Echo Park, Benefit Corp. and Nico Asset Management LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on March 20, 2020)
6.3**	Form of Support Agreement between The Neighborhood Investment Company (Nico), Inc. and Nico Asset Management LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on March 20, 2020)
6.4**	Form of License Agreement between Nico Echo Park, Benefit Corp. and The Neighborhood Investment Company (Nico), Inc. (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s Form 1-A filed on March 20, 2020)
11.1*	Consent of EisnerAmper LLP

*	Filed Herewith
**	Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 30, 2021.

NICO ECHO PARK, BENEFIT CORP.

By:	/s/ Max Levine, Chief Executive Officer
Date:	April 30, 2021

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Max Levine	Director, Chief Executive Officer and Treasurer	April 30, 2021
Max Levine	(Principal Executive Officer)

/s/ John Chaffetz	Director, President and Secretary	April 30, 2021
John Chaffetz

/s/ Mark Chertok	Interim Chief Financial Officer and Interim Chief Accounting Officer	April 30, 2021
Mark Chertok	(Principal Financial Officer and Principal Accounting Officer)

/s/ Helen Leung	Director	April 30, 2021
Helen Leung

/s/ Megan A. Marini	Director	April 30, 2021
Megan A. Marini

/s/ Bruce Strohm	Director	April 30, 2021
Bruce Strohm